November 29, 2016

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4720
Washington DC 20549
Attn: Erin Martin, Special Counsel

Re:          Yobi Capital Fund Corporation
Amendment No. 6 to Offering Statement on Form 1-A
Filed November 22, 2016
File No. 024-10549

Dear Ms. Martin:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Yobi Capital Fund Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified on Thursday, December 1, 2016 or as soon as practicable.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our legal counsel at (801)303-5721. Thank you in advance for your assistance.

Sincerely,

Yobi Capital Fund Corporation

/s/ Emanuel Harrington
Chief Executive Officer